UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

January 16, 2025

In the Matter of

GoodFaith Technology Inc.
1st Floor, Building 5,
Lane 55, Chuanhe Road
Pudong New District, Shanghai,
Republic of China, 200135

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-271016

        GoodFaith Technology Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

        GoodFaith Technology Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

        In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on January 16, 2025.

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

James Lopez
Office Chief